Taylor Morrison Home Corporation

4900 N. Scottsdale Road, Suite 2000

Scottsdale, Arizona 85251

VIA EDGAR

August 5, 2015

Re:	Notice of Disclosure Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Taylor Morrison Home Corporation has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the period ended June 30, 2015, which was filed with the Securities and Exchange Commission on August 5, 2015.

Respectfully submitted

Taylor Morrison Home Corporation

By:	/s/ Benjamin A. Aronovitch
Name: Benjamin A. Aronovitch
Title: Deputy General Counsel